Infobird Co., Ltd

Room 12A06, Block A, Boya International Center,
Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

February 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Infobird Co., Ltd
Registration Statement on Form F-3
File No. 333-268993

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NextPlat Corp, a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on February 17, 2023, or as soon thereafter as possible on such date.

Very truly yours,

Infobird Co., Ltd

By:	/s/ Cheuk Yee Li
Name:	Cheuk Yee Li
Title:	Chief Executive Officer